UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 1-13988

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Covista Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covista Inc.

233 South Wacker Drive

Chicago, Illinois 60606

Covista Retirement Plan

Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2025 and 2024	4
Notes to Financial Statements	5
Supplemental Schedules:
Schedule of Delinquent Participant Contributions	12
Schedule of Assets (Held at End of Year)	13
Signature	14
Exhibits:
23.1 Consent of BAKER TILLY US, LLP

Report of Independent Registered Public Accounting Firm

The Audit Committee and Participants

Covista Retirement Plan

Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Covista Retirement Plan (formerly Adtalem Global Education Retirement Plan) (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2025, and Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2025, have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

Peachtree Corners, Georgia

June 1, 2026

We have served as the Plan’s auditor since 2023.

Covista Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets:
Investments at fair value	$672,063,701	$578,521,326
Investment at contract value	20,708,360	21,415,373
Receivables:
Participant contributions	1,092,659	896,714
Employer contributions	1,600,468	1,474,517
Notes receivable from participants	10,881,784	10,385,511
Total assets	$706,346,972	$612,693,441
Total liabilities	$—	$—
Net assets available for benefits	$706,346,972	$612,693,441

The accompanying notes are an integral part of these financial statements.

Covista Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2025	2024
Additions to net assets attributed to:
Investment income from interest and dividends	$6,649,212	$5,896,391
Net appreciation in fair value of investments	95,389,547	67,034,640
Participant contributions	35,346,845	33,019,925
Participant rollovers from other plans	6,471,266	7,225,387
Employer matching contributions	22,366,848	21,284,533
Interest income on notes receivable from participants	843,763	719,079
Qualified non-elective contributions	37,950	82,819
Revenue sharing	138,525	138,110
Total additions	167,243,956	135,400,884
Other deductions from net assets attributed to:
Benefits paid to participants	72,808,918	62,707,027
Investment and administrative expenses	781,507	609,651
Total other deductions	73,590,425	63,316,678
Net increase	93,653,531	72,084,206
Net assets available for benefits:
Beginning of year	612,693,441	540,609,235
End of year	$706,346,972	$612,693,441

The accompanying notes are an integral part of these financial statements.

Covista Retirement Plan

Notes to Financial Statements

1. Plan Description

The following description of the Covista Retirement Plan (formerly Adtalem Global Education Retirement Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a participant-directed defined contribution plan with elective employee participation on a before-tax and after-tax basis under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). The Plan covers all United States of America employees of Covista Inc. (formerly Adtalem Global Education Inc.) (“Covista” or “Employer”) and its subsidiaries eligible on the date of hire to make employee contributions. Participants are eligible for Covista’s matching contributions on the first day of employment.

Covista is the administrator of the Plan. Fidelity Management Trust Company (“FMTC” or “Trustee”) and affiliates serves as trustee of the Plan and performs certain administrative and record keeping services.

Effective February 5, 2026, Adtalem Global Education Inc. changed its name to Covista Inc. The plan name was also changed from Adtalem Global Education Retirement Plan to Covista Retirement Plan.

Contributions

The Plan is funded by voluntary employee pre-tax contributions and after-tax Roth contributions. Participant contributions are subject to limitations set by the Internal Revenue Service (“IRS”). Participant contributions are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period. The Plan has an auto enrollment feature for newly hired employees. Unless they elect otherwise, participants are automatically enrolled at 4% of eligible compensation. The Plan offers an annual increase program that automatically increases a participant’s deferral by 1% each year unless the participants opt out. The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan, known as “rollover contributions.”

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan’s active investment funds. The minimum allocation to each investment fund is 1%. However, investments in the Covista Inc. Common Stock (“Employer Common Stock”) may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this investment fund.

Effective January 1, 2020, Covista makes a matching Employer contribution into the Plan of 100% up to the first 6% of the participant’s compensation (as defined) and eliminated future discretionary contributions.

Covista does a true-up match annually to credit individual retirement plan participant’s accounts for any match contributions not received as a result of reaching the annual limit on participant contributions earlier in the plan year. A contribution receivable is recorded for participant deferrals and related Covista matching contributions earned during the Plan year but not received until the following Plan year.

Allocations to Participants

Each participant’s account is credited with the participant’s contributions and the Employer contributions. Earnings (losses) of the Plan are allocated on a daily basis. Participant accounts are charged with an allocation of investment and administrative expenses that are paid by the Plan. Allocations are based on the participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The investment options provided by the Plan include money market and mutual funds, collective trusts, the Employer Common Stock, which is a direct purchase stock fund, and the Empower Guaranteed Income Fund, which is a fully benefit-responsive guaranteed insurance contract.

Vesting

Participants are fully vested in their contributions and related investment earnings and losses at all times.

Participants are immediately vested in Employer’s contributions, other than any discretionary contributions made to the Plan by Employer in prior years. Discretionary contributions made by the Employer are ratably vested over a five-year period.

Withdrawals

A participant who has attained age 59½ may withdraw a portion (minimum of $1,000) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator but are limited to the value of the participant’s contributions and the participant’s immediate financial need. In addition, participants are limited to one hardship withdrawal per year. Earnings and Covista contributions are not eligible for hardship withdrawals. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant’s investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan’s provisions) or termination of employment for any reason other than death and provided the value of the participant’s account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $7,000 is distributed to the participant or his or her beneficiary, as applicable, in a lump sum of cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $7,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash. Additionally, a participant may request certain in-service withdrawals, including hardship withdrawals, of all or a portion of his or her vested account balance at any time, subject to certain restrictions and limitations, as defined by the Plan document.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Employer Common Stock may elect, in writing, to have the value of his/her investment in the Employer Common Stock distributed in whole shares of Employer Common Stock. Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000, less his/her highest outstanding loan balance during the preceding 12-month period. No notes will be made while any other note is in default. Notes are granted for a minimum term of one year, and up to a maximum of five years (ten years for a purchase of a principal residence); however, the participant may prepay the note at any time. Each note bears a fixed rate of interest determined at the inception of the note by the Plan Administrator. The fixed rate of interest applied to each note is the prime rate as published in the Wall Street Journal on the last business day of the month preceding the calendar month in which the participant requests the note plus 1.00%. As of December 31, 2025, note interest rates in effect ranged from 4.25% to 9.50% with various maturity dates. Payment of the note is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding note balance.

Forfeitures

Any portion of a participant’s account balance in which the participant is not vested upon termination of employment constitutes forfeiture. As of December 31, 2025 and 2024, forfeited nonvested accounts totaled $36,848 and $710,033, respectively. The Plan provides that forfeitures are to be used to pay Plan administrative expenses or to reduce Employer contributions. For the plan years ended December 31, 2025 and 2024, $484,782 and $386,198, respectively, of forfeitures were used to reduce Employer contributions and no forfeitures were utilized to pay plan expenses. For the plan year ended December 31, 2025, $313,363 of forfeitures were used to re-issue stale dated checks to participants.

Revenue Sharing

FMTC may receive revenue sharing payments from mutual funds in which the Plan’s assets are invested. Effective April 1, 2015, for funds with a revenue sharing component, which charges fees to participants, FMTC will credit the revenue sharing cost back to the participant’s accounts at the end of each quarter. The revenue sharing credits vary from 0.02% to 0.10% depending on the funds selected. For the year ended December 31, 2025, total revenue sharing received amounted to $138,525, of which $57,810 was allocated to Plan participants and $80,715 was used to pay investment and administrative expenses during 2025. For the year ended December 31, 2024, total revenue sharing received amounted to $138,110, of which $50,334 was allocated to Plan participants and $87,776 was used to pay investment and administrative expenses during 2024. As of December 31, 2025 and 2024, revenue sharing accounts totaled $263,443 and $294,548, respectively, and will be used to pay future Plan expenses or allocated to eligible Plan participants.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, changes therein and the disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be reported at fair value, except for the fully benefit-responsive guaranteed insurance contract, which is reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to the fully benefit-responsive guaranteed insurance contract because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investments advisers, custodians, and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by Covista.

3. Insurance Contract

The Plan has entered into a fully benefit-responsive guaranteed insurance contract (“the contract”) with Empower Annuity Insurance Company of America (“Empower”), which was previously with Prudential Retirement Insurance and Annuity Company. The contract provides preservation of principal, maintains a stable interest rate, and provides daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The contract is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The guaranteed rate of interest for 2025 was 4.00% and 2024 was 3.80%. For purposes of crediting interest to participants, the rate for 2025 was 3.80% and 2024 was 3.60%.

As described in Note 2, because the contract is fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for the benefits attributable to the contract. Contract value, as reported to the Plan by Empower, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but are not limited to layoffs, Plan termination, business closings, re-organizations, liquidations, and the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the IRC. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The contract does not permit Empower to terminate the agreement prior to the scheduled maturity date.

4. Fair Value Measurements

Authoritative guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with authoritative guidance, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, Covista uses quoted market prices to determine fair value, and such measurements are classified within Level 1. In some cases where market prices are not available, Covista makes use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves. These measurements are classified within Level 3.

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investment from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2025 and 2024, there were no transfers in or out of Levels 1, 2, or 3.

Fair value measurements of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The following is a description of the valuation methodologies used for assets measured at fair value.

Money Market and Mutual Funds: Valued at the daily net asset value (“NAV”) of shares held by the Plan, which are deemed to be actively traded.

Collective Trusts: Valued at the daily published NAV per unit held by the Plan as quoted by the trusts. The NAV is based on the fair value of the underlying investments held by the trust less its liabilities and is the basis for current transactions. Participant transactions may occur daily.

Employer Common Stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis:

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$260,503,027	$—	$—	$260,503,027
Collective Trusts	—	401,652,649	—	401,652,649
Employer Common Stock	9,908,025	—	—	9,908,025
Total	$270,411,052	$401,652,649	$—	$672,063,701

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$233,661,656	$—	$—	$233,661,656
Collective Trusts	—	335,274,580	—	335,274,580
Employer Common Stock	9,585,090	—	—	9,585,090
Total	$243,246,746	$335,274,580	$—	$578,521,326

5. Income Tax Status

The IRS has determined and informed Covista by a letter dated November 21, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan sponsor has indicated that it will take the necessary steps, if any, to correct any failure to operate the Plan in compliance with the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Plan Termination

Covista anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

7. Investment Risk and Concentration

The Plan provides for various investment options including Employer Common Stock and a number of mutual funds, commingled funds and an insurance contract all of which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions, and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

As of December 31, 2025 and 2024, approximately 21% and 21%, respectively, of the Plan’s investments were invested in the Fidelity 500 Index Fund. As of December 31, 2025 and 2024, approximately 22% and 20%, respectively, of the Plan’s investments were invested in the Fidelity Index Target Date 2045 fund.

8. Related-Parties and Party-in-Interest Transactions

At December 31, 2025 and 2024, a significant portion of the Plan’s assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of FMTC, the Plan’s Trustee. Fidelity Investments Institutional Operations Company, the Plan’s record keeper, is also an affiliate of FMTC and FMR. Investment and administrative fees paid to Fidelity for the years ended December 31, 2025 and 2024 were $348,408 and $263,290, respectively.

At December 31, 2025, the Plan held 95,757 shares of Employer Common Stock valued at $9,908,025. At December 31, 2024, the Plan held 105,505 shares of Employer Common Stock valued at $9,585,090. For the year ended December 31, 2025, the Plan purchased 4,786 shares and sold 14,534 shares. For the year ended December 31, 2024, the Plan purchased 4,893 shares and sold 15,521 shares.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$706,346,972	$612,693,441
Deemed participant loans	(616,390)	(628,335)
Adjustment for participant and employer contributions receivable allocated to participant accounts	(2,693,127)	(2,371,231)
Net assets available for benefits per Form 5500	$703,037,455	$609,693,875

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2025	2024
Net increase in net assets available for benefits per the financial statements	$93,653,531	$72,084,206
Adjustment for deemed loans	11,945	(75,686)
Adjustment for participant and employer contributions	(321,896)	(650,374)
Net income per Form 5500	$93,343,580	$71,358,146

10. Delinquent Participant Contributions

During 2025 and 2024, employee withholdings of $10,816 and $891, respectively, were not remitted within the appropriate time period by Covista. Covista remitted delinquent contributions and loan repayments of $396 and the related lost earnings in 2026 and $11,311 and the related lost earnings during 2025. These transactions constituted prohibited transactions as defined by ERISA.

Covista Retirement Plan

Plan # 001; Plan EIN: 36-3150143

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the year ended December 31, 2025

	Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions
☑
Plan Year	Check here if Late Participant Loan Repayments are included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PIE 2002-51
2024	$ 891	$ -	$ 891	$ -	$ -
2025	$ 10,816	$ 396	$ 10,420	$ -	$ -

During 2025 and 2024, employee withholdings of $10,816 and $891, respectively, were not remitted within the appropriate time period by Covista. Covista remitted delinquent contributions and loan repayments of $396 and the related lost earnings in 2026 and $11,311 and the related lost earnings during 2025. These transactions constituted prohibited transactions as defined by ERISA.

Covista Retirement Plan

Plan # 001; Plan EIN: 36-3150143

Form 5500, Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at End of Year)

At December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment	Cost**	Current Value
		Money Market and Mutual Funds:
*	Fidelity Investments Institutional Operations Company, LLC	Government Money Market Fund	**	$18,109,711
	Dimensional Fund Advisors	U.S. Portfolio Institutional Class	**	20,204,749
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity 500 Index Inst Fund	**	145,022,097
*	Fidelity Investments Institutional Operations Company, LLC	Mid Cap Index	**	12,502,222
*	Fidelity Investments Institutional Operations Company, LLC	International Index	**	15,654,888
	Baird	Core Plus Inst	**	20,718,300
	Ariel	International Inst	**	10,352,416
	PIMCO	All Asset Fund Institutional Class	**	727,501
	Dodge and Cox	Balanced Fund	**	17,063,315
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity BrokerageLink	**	145,440
*	Fidelity Investments Institutional Operations Company, LLC	Fidelity Government Cash Reserves	**	2,388
				260,503,027
		Collective Trusts:
*	Fidelity Institutional Asset Management Trust Company	Index Target Date Income	**	3,431,866
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2015	**	12,365,151
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2025	**	52,469,384
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2035	**	113,459,357
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2045	**	149,176,074
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2055	**	68,182,062
*	Fidelity Institutional Asset Management Trust Company	Index Target Date 2065	**	2,568,755
				401,652,649
	Empower Annuity Insurance Company of America	Guaranteed Income Fund (at contract value)	**	20,708,360
*	Covista Inc.	Common Stock	**	9,908,025
*	Participant Loans- Various Participants	Participant loans with interest rates of 4.25% to 9.50% (maturing through December 2035)	**	10,265,394
				$703,037,455

*Indicates party-in-interest

**These investments are participant directed, and therefore, cost information is not required to be presented

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Covista Retirement Plan

Date:	June 1, 2026	By:	/s/ Sara Hill
Sara Hill
Senior Vice President,
Chief Human Resources Officer
(Plan Administrator)